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                           January 12, 2021

       Mat  as Gaivironsky
       Chief Financial and Administrative Officer
       IRSA Investments and Representations Inc.
       Carlos Della Paolera 261
       (C1001ADA) Ciudad Aut  noma de Buenos Aires, Argentina

                                                        Re: IRSA Investments
and Representations Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed January 6,
2021
                                                            File No. 333-251905

       Dear Mr. Gaivironsky:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jonathan
Burr at 202-551-5833 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction